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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 15 November 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	15 November 2004
Number	38/04

BHP BILLITON CONFIRMS COMMERCIAL HYDROCARBON DISCOVERY

WITH SHENZI-3 APPRAISAL WELL IN THE GULF OF MEXICO

BHP Billiton today announced the results of its second appraisal well on the Shenzi discovery in the deepwater Gulf of Mexico. Shenzi-3 began drilling in May 2004 with the BHP Billiton operated drillship CR Luigs on Green Canyon Block 653. The discovery is located approximately 14 kilometres (9 miles) northwest of the company's Atlantis field, which is currently in development.

Located in water depths of 1,327metres (4,355 feet) and drilled to a total depth approaching 8,512 metres (28,000 feet), Shenzi-3 successfully encountered hydrocarbons in lower Miocene-aged reservoirs with approximately 100 metres (330 feet) of net oil pay in a 125-metre (410 feet) gross hydrocarbon column. An updip sidetrack well subsequently drilled from the initial wellbore confirmed the presence of a hydrocarbon column. Drilling is currently underway on another sidetrack well to collect additional reservoir data and further corroborate the information found from the first two penetrations at Shenzi-3

Philip Aiken, President of BHP Billiton's Energy Group, said today, "This is further evidence of the Gulf of Mexico becoming the third core business for our Petroleum Customer Sector Group. We've been very pleased with the results we have thus far from drilling at Shenzi-3, and the indications are that we could have a commercial field with a multi-hundred million barrel hydrocarbon resource. We are planning further appraisal drilling to more fully delineate the reservoir."

The information from Shenzi-3 validates previous drilling results. This includes Shenzi-1, drilled in 2002, which encountered a gross hydrocarbon column of 142 metres (465 feet) with a net pay of 42.5 metres (140 feet), and Shenzi-2, drilled in 2003, which encountered a 381-metre (1,250 feet) gross hydrocarbon column and 152 metres (500 feet) of net oil pay in lower Miocene sandstones.

BHP Billiton is the designated operator at Shenzi and holds a 44 percent interest in the field. Amerada Hess and BP each hold a 28 percent interest.

BHP Billiton's exploration and development portfolio in the Gulf of Mexico includes the development of the Mad Dog (BHP Billiton share 23.9%) and Atlantis (BHP Billiton share 44%) fields that are due to start production by year-end 2004 and in the third quarter of 2006, respectively. BHP Billiton is among the top leaseholders in the Gulf with interests in more than 430 blocks.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 15 November 2004